This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).
The Offer (as defined below) is being made solely by the Offer to Purchase dated August 31, 2006 and the accompanying Letter of Transmittal, as they may be amended or supplemented from time to time, and is being made to holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer. In such jurisdictions, the Offer shall be deemed to be made on behalf of Purchaser
(as defined below) by Credit Suisse Securities (USA) LLC, the Dealer-Manager for the Offer, or by one or
more registered brokers or dealers licensed under the laws of that jurisdiction.
NOTICE OF OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
ENERGY PARTNERS, LTD.
at
$23.00 NET PER SHARE
by
ATS INC.
an indirect wholly owned subsidiary of
WOODSIDE PETROLEUM LTD.
THE $23.00 NET PER SHARE WILL BE INCREASED BY UP TO $1.00 TO $24.00 NET PER SHARE
DEPENDING ON THE RESOLUTION OF
CERTAIN DELAWARE LITIGATION DESCRIBED IN THE OFFER TO PURCHASE
      ATS Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Woodside Petroleum Ltd., a company organized under the laws of Victoria, Australia (“Parent”), is offering to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Energy Partners Ltd., a Delaware corporation (the “Company”), for $23.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest), subject to possible increase by $0.50 or $1.00 per share to a total of $23.50 or $24.00 net per share in cash depending on the resolution of certain litigation described in the Offer to Purchase, dated August 31, 2006 (the “Offer to Purchase”) upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Following the Offer, Purchaser intends to effect the Second-Step Merger (as defined below).
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON THURSDAY, SEPTEMBER 28, 2006, UNLESS THE OFFER IS EXTENDED.
       The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Purchaser currently intends, as soon as practicable following consummation of the Offer, to seek to consummate a second-step merger or other business combination between Purchaser (or another direct or indirect subsidiary of Parent) and the Company (the “Second-Step Merger”). At the effective time of the Second-Step Merger, each Share then outstanding (other than Shares held by the Company, Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or the Company and Shares held by stockholders of the Company who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)

shall be canceled and converted automatically into the right to receive $23.00 per Share, in cash (or any greater amount per Share paid pursuant to the Offer), less any applicable withholding taxes and without interest.
      The Offer is conditioned upon, among other things, (i) there having been validly tendered and not properly withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to the Shares then owned by Parent or any of its subsidiaries, shall constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options or warrants), (ii) the Agreement and Plan of Merger, dated as of June 22, 2006, between the Company, EPL Acquisition Corp. LLC and Stone Energy Corporation (the “Stone Energy Merger Agreement”) having been terminated on terms satisfactory to Purchaser and Purchaser having no liability in connection with the Stone Energy Merger Agreement other than the possible termination fee required thereby, (iii) the Board of Directors of the Company having approved the Offer and the Second-Step Merger or any other business combination between the Company and Purchaser (and/or any of Parent’s subsidiaries) pursuant to the requirements of Section 203 of the DGCL (“Section 203”) or Purchaser being satisfied that Section 203 does not apply to or otherwise restrict the Offer, the Second-Step Merger or any other business combination between the Company and Purchaser (and/or any of Parent’s subsidiaries), (iv) (a) the Company entering into a definitive merger agreement with Purchaser and Parent with respect to a merger of Purchaser and the Company, (b) nominees of Purchaser constituting a majority of the Board of Directors of the Company or (c) there having been validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares then owned by Parent or any of its subsidiaries, shall constitute at least 90% of the then outstanding Shares on a fully diluted basis (including, without limitation, all shares issuable upon the exercise of any options or warrants), and (v) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer. The Offer is not conditioned upon Purchaser obtaining financing. The Offer is also subject to certain other conditions contained in the Offer to Purchase.
      Purchaser is seeking to negotiate a business combination with the Company; however, Purchaser and Parent believe that the terms of the Stone Energy Merger Agreement purport to prohibit the Company from taking certain actions, including negotiating a transaction with, or providing confidential information to, Purchaser or Parent at any time prior to the termination of the Stone Energy Merger Agreement. Subject to applicable law, Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in the Second-Step Merger) upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer, in which event Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the right to receive the consideration negotiated by Purchaser and the Company.
      For purposes of the Offer (including during any Subsequent Offering Period (as defined below)), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to The Bank of New York (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or other delay in making such payment. In all cases (including during any Subsequent Offering Period (as defined below)), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, in the case of a book-entry transfer, or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal. Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any condition specified in Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined below). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s Shares.
      Pursuant to Rule 14d-11 under the Exchange Act, although Purchaser does not currently intend to do so, Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of from three business days to 20 business days in length following the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the first purchase of Shares in the Offer, during which stockholders could tender Shares not tendered in the Offer. If Purchaser elects to include a Subsequent Offering Period, it will notify stockholders of the Company by making a public announcement on the next business day after the Expiration Date consistent with the requirements of Rule 14d-11 under the Exchange Act. The same consideration will be paid to stockholders tendering shares in the Offer or in a Subsequent Offering Period, if one is included.
      Shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Thursday, September 28, 2006 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) (the “Expiration Date”). If Purchaser decides to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and, unless such Shares have been tendered by or for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its discretion, whose determination will be final and binding.
      The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
      A request is being made to the Company pursuant to Rule 14d-5 under the Exchange Act for the use of the Company’s stockholder lists and security position listings for the purpose of disseminating the Offer to stockholders. Upon compliance by the Company with this request, the Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares by Purchaser or, if it so elects, the materials will be mailed by the Company.
      The Offer to Purchase and the accompanying Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

      Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers, or the Dealer Manager at its telephone number, in each case, as set forth below. Requests for additional copies of the Offer to Purchase and the accompanying Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, NY 10022
Shareholders Call Toll-Free: (877) 456-3427
Banks and Brokers Call Collect: (212) 750-5833
The Dealer Manager for the Offer is:
CREDIT SUISSE
Eleven Madison Avenue
New York, NY 10010-3629
(888) 537-4893
August 31, 2006